

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2021

Mark Zagorski
Chief Executive Officer
DoubleVerify Holdings, Inc.
233 Spring Street
New York, NY 10013

   Re: DoubleVerify Holdings, Inc.
     Draft Registration Statement on Form S-1
     Submitted July 9, 2021
     CIK No. 0001819928

Dear Mr. Zagorski:

   This is to advise you that we do not intend to review your registration statement.

   We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

            Sincerely,

            Division of Corporation Finance
            Office of Technology

cc: Morgan J. Hayes, Esq.